[redacted]

05037306

SECUR SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER: 8- 51261

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSI Equity Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

475 International Dr.
(No. and Street)

Williamsville (City) New York (State) 14221 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Long 716-432-7777
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonadio + Co, LLP
(Name – *if individual, state last, first, middle name*)

171 Sully's Trail (Address) Pittsford (City) New York (State) 14534 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05

OATH OR AFFIRMATION

I, Thomas Long, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSI Equity Services, Inc, as of 12-31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Sandra L Orefice
Notary Public

SANDRA L. OREFICE
Notary Public, State of New York
Qualified in Erie County
My Commission Expires July 3, 2006

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSI EQUITY SERVICES, INC.

Financial Statements
as of December 31, 2004 and 2003
Together with
Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

SSI EQUITY SERVICES, INC.

TABLE OF CONTENTS
DECEMBER 31, 2004

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

January 31, 2005

To the Board of Directors of
SSI Equity Services, Inc.:

We have audited the accompanying balance sheets of SSI Equity Services, Inc. (a New York corporation) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' investment, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 . These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSI Equity Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP

Corporate Crossings
171 Sully's Trail
Pittsford, NY 14534-4557
p (585) 381-1000
f (585) 381-3131

ROCHESTER ∘ BUFFALO
PERRY ∘ GENEVA ∘
SYRACUSE

www.bonadio.com

SSI EQUITY SERVICES, INC.

BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash	$ 12,712	$ 22,057
Commissions receivable	-	315
	12,712	22,372
Deferred tax asset	1,130	-
	$ 13,842	$ 22,372
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
CURRENT LIABILITIES:		
Commissions payable	$ -	$ 220
Accrued income taxes	-	1,822
	-	2,042
STOCKHOLDERS' INVESTMENT:		
Common stock, $50 par value, 200 shares authorized, issued and outstanding	10,000	10,000
Retained earnings	3,842	10,330
	13,842	20,330
	$ 13,842	$ 22,372

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
COMMISSION REVENUE	$ 27,711	$ 13,758
OPERATING EXPENSES:		
Commissions	10,264	4,837
Agent expense reimbursement	4,924	391
Professional fees	3,575	6,380
Insurance	4,652	-
Dues subscriptions and licenses	11,011	6,467
Other	-	15
	34,426	18,090
LOSS BEFORE INCOME TAXES	(6,715)	(4,332)
INCOME TAXES	227	1,343
NET LOSS	$ (6,488)	$ (2,989)

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock			
	Shares	Amount	Retained Earnings	Total
BALANCE - December 31, 2002	200	$ 10,000	$ 13,319	$ 23,319
Net loss	-	-	(2,989)	(2,989)
BALANCE - December 31, 2003	200	10,000	10,330	20,330
Net loss	-	-	(6,488)	(6,488)
BALANCE - December 31, 2004	200	$ 10,000	$ 3,842	$ 13,842

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	$ (6,488)	$ (2,989)
Adjustments to reconcile net loss to net cash flow from operating activities:		
Deferred taxes	(1,130)	(3,265)
Changes in:		
Commissions receivable	315	17,221
Commissions payable	(220)	40
Accrued income taxes	(1,822)	1,822
Net cash flow from operating activities	(9,345)	12,829
CHANGE IN CASH	(9,345)	12,829
CASH - beginning of year	22,057	9,228
CASH - end of year	$ 12,712	$ 22,057

The accompanying notes are an integral part of these statements.

1. THE COMPANY

SSI Equity Services, Inc. (the Company) is a member of the National Association of Securities Dealers and is a registered broker/dealer. The Company sells securities primarily in the upstate New York area.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting -

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Cash -

Cash consists of deposits in bank checking accounts. The Company believes it is not exposed to any significant credit risk with respect to cash.

Revenue Recognition -

Mutual fund commissions are recognized on an accrual basis as customer funds are submitted for investment.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to the valuation of a net operating loss carryforward for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The benefit from income taxes is as follows:

	2004	2003
Income tax currently due	$ (903)	$ (1,922)
Deferred income tax	1,130	3,265
	$ 227	$ 1,343

3. **INCOME TAXES (Continued)**

The Company has a net operating loss carryforward of approximately $7,500 at December 31, 2004. This carryforward will begin to expire in 2024.

Cash paid for income taxes totaled $2,725 and $100 in 2004 and 2003, respectively.

Exhibit I

SSI EQUITY SERVICES, INC.

EXCESS NET CAPITAL
DECEMBER 31, 2004

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2004:

TOTAL ASSETS		$ 13,842
Less: Total liabilities		-
NET WORTH		13,842
Less: Non-allowable assets		-
NET CAPITAL		13,842
NET CAPITAL REQUIREMENTS:		
6-2/3% of aggregate indebtedness	$ -	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL		$ 8,842

The audited computation of net capital pursuant to Rule 15c3-1 as reported herein differs from the unaudited net capital reported by the registrant as follows:

UNAUDITED NET CAPITAL AT DECEMBER 31, 2004	$ 12,712
AUDITORS' ADJUSTMENT	
Deferred tax asset for net operating loss carryforward	1,130
AUDITED NET CAPITAL AT DECEMBER 31, 2004	$ 13,842

The accompanying notes are an integral part of these exhibits.

SSI EQUITY SERVICES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company does not affect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of these exhibits.

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

January 31, 2005

To the Board of Directors of
SSI Equity Services, Inc.:

In planning and performing our audit of the financial statements of SSI Equity Services, Inc. (a New York corporation) for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's objectives as stated in Rule 17a-5(g). Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Corporate Crossings
171 Sully's Trail
Pittsford, NY 14534-4557
p (585) 381-1000
f (585) 381-3131

ROCHESTER ∘ BUFFALO
PERRY ∘ GENEVA ∘
SYRACUSE

www.bonadio.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL STRUCTURE
(Continued)

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities or safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bonadio & Co. LLP